Columbus McKinnon Corporation
                         140 John James Audubon Parkway
                          Amherst, New York 14228-1197




Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

                                         Re: Columbus McKinnon Corporation
                                             Registration Statement on Form S-1
                                             (File No. 333-90284)



Ladies and Gentlemen:

         Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), Columbus McKinnon Corporation, a New York Corporation (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-90284) (The "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on July 12, 2002.

         In light of the current market conditions, the Registrant has determined not to proceed at this time with the public offering contemplated by the Registration Statement. The Registrant hereby confirms that no securities have been sold pursuant to the Registration Statement, and all activity regarding the proposed public offering has been discontinued. The Registrant hereby informs the Staff that it may undertake a subsequent private offering in reliance on the safe harbor sets forth in Rule 155 (c) promulgated under the Act.

         Accordingly, the Registrant respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account with the Commission for future use.

         Please provide the Registrant with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The Registrant's facsimile number is (716) 689-5598. Also, please forward a facsimile copy of such order to Robert J. Olivieri, counsel to the Registrant, at (716) 849-0349. If you have any questions regarding this application for withdrawal, please contact Mr. Olivieri at (716) 848-1244.


                                     COLUMBUS MCKINNON CORPORATION



                                     By: /s/ Timothy T. Tevens
                                         ----------------------------------
                                             Timothy T. Tevens, President
                                                and Chief Executive Officer